

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

Karen Mannix
President, CEO and Director
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, Nevada 89012

> **Re:** **New Day Financial Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2010**
> **File No. 333-166801**

Dear Ms. Mannix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). We note that, as of December 31, 2009, you had no assets except a nominal amount of cash. Also, we note that you have no contracts associated with your proposed business. As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419. Alternatively, provide us with a detailed explanation as to why Rule 419 does not apply to this offering and revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

2.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3.   Please provide the disclosure required by Item 102 of Regulation S-K.

Risk Factors, page 6

4.   We note your disclosure on page 14 regarding how a potential issuance of preferred stock could adversely affect the voting power of the holders of your common stock. Please include a risk factor that describes the potential dilution on your common stock holders from future issuances.

5.   We note your disclosure on page 14 that you have not paid any cash dividends and do not intend to pay any cash dividends for the foreseeable future. Please include a risk factor that describes how investors should not expect a dividend on their investment.

The costs and expenses of SEC reporting and compliance may inhibit our operations," page 8

6.   The risk discussed here applies to companies in and outside of your industry. As such, it appears to be both overly broad and generic. Please revise to clarify how this risk is specific to you or revise to remove the risk factor.

"All of our issued and outstanding common shares are restricted under Rule 144 of the Securities Act…," page 9

7.   We note that within this risk factor, you state that all presently issued and outstanding shares of common stock aggregate to 3,100,000 shares. This appears inconsistent with your disclosure on page 4 of your prospectus that you have 2,900,000 shares of common stock issued and outstanding. Please revise to reconcile your disclosure throughout this document.

<u>"Our common stock may not be transferable without meeting securities registration requirements or exemption therefrom," page 9</u>

8.   We note you have not "blue skied" your securities in any jurisdiction. Please revise this statement such that an investor who is unfamiliar with the securities laws can understand what you mean.

<u>Selling Security Holders, page 11</u>

9.   It appears from your selling shareholders table that several of your selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). To the extent that you have not already done so, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

<u>Description of Securities, page 13</u>

10.   Your disclosure that all of your common shares are fully paid for and non-assessable constitutes a legal conclusion that you are not qualified to make. Please either remove the noted disclosure or revise to attribute it to counsel.

<u>Description of Business</u>

11.   Considering your limited operations, please revise to discuss any customers that accounted for 10% or more of your revenues. Such customers would appear to be your major customers. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

<u>Business Development and Summary, page 15</u>

12.   We note your disclosure indicates that management believes it has enough cash on hand to meet expected expenditures for at least 6 months. We also note that you have stated on page 36 of your filing that cash on hand is not sufficient to maintain operations for the next 12 months. It appears that these statements have the potential to be conflicting. Please help us to understand your disclosures and/or revise accordingly.

13.   We note your disclosure on pages 37 and 38 of your prospectus that your officers and directors have other significant outside business interests. Please disclose the approximate amount of time that these individuals will be expected to devote to you.

14.   On page 15, we note that your "consultants work closely with clients." You then state
        that your services are provided by your officers. It is not clear from the biographical
        disclosure on pages 37 and 38 how Karen Mannix and Marcia Hootman have the
        sufficient experience to provide your disclosed services. Please revise to provide such
        clarification. For instance, please clarify whether your prior customers are in the herbal,
        holistic, or real estate industries.

Growth Strategy, page 16

15.   Given that you have currently operated only on a per-project basis, please disclose what
        steps you have taken to meet your goal of entering into long-term contractual
        arrangements with your clients.

Industry Background and Competition, page 17

16.   We note your disclosure that there are countless individuals seeking employment in the
        financial management departments of businesses as well as businesses seeking staff
        members rather than an outsourced consultant. Given this competitive environment,
        please clarify how you will be able to target small businesses that are either unwilling or
        unable to dedicate resources to employing an individual to provide services similar to
        yours.

Available Information, page 17

17.   Please state whether you have plans to develop a website and whether your reporting
        information will be made available on that website.

Financial Statements

General

18.   Please update your financial statements and other financial information in your filing in
        accordance with Regulation S-X.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 26

19.   Please expand your revenue recognition policy to specifically address the recognition
        criteria established in SAB 104. Within your response, tell us whether the revenues
        generated during 2009 related to placement services provided or if they were based upon
        consulting services. Additionally, please address whether the possibility exists that you
        may have to refund amounts received from your clients or whether you may be obligated
        to provide future services without charge under your client agreements. '

Director, Executive Officers, Promoters and Control Persons, page 37

20.   We note your executive officers and directors table appears to contain a footnote
        reference for Period of Service; however, the table contains no footnotes. Please revise to
        include the omitted footnote or remove the footnote reference from your table.

21.   It appears from your Signatures section on page 45 that Ms. Mannix is also a director of
        your company. To the extent that any of your executive officers are also directors, please
        identify these individuals as such within your executive officers and directors table.

22.   We note your disclosure that Dr. Hootman is the author of several top-selling books in
        the area of personal growth, relationships and wealth published between 1982 and 1993.
        In a supplemental analysis please explain how this disclosure along with the titles to
        several of Dr. Hootman's books is responsive to Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 40

23.   Please identify your promoters within this section and the nature and amount of anything
        of value received or to be received directly or indirectly by each promoter. Refer to Item
        404(c) of Regulation S-K.

Management's Discussion and Plan of Operation, page 35

24.   Given your auditor's going concern opinion, please revise the disclosure in your
        Liquidity and Capital Resources section on page 35 to be more specific concerning the
        sources of your liquidity for the next 12 months. For example, if you plan to issue
        additional equity, you should disclose your plans to do so. If you plan to incur debt
        obligations, you should disclose your efforts to date in obtaining such financings.

25.   Please provide more details about the company's plan of operations for the next twelve
        months including detailed milestones, the anticipated time frame for beginning and
        completing each milestone, the estimated expenses associated with each milestone and
        the expected sources of such funding. Please explain how the company intends to meet
        each of the milestones if it cannot receive funding.

Executive Compensation, page 39

26.   Please revise your summary compensation table to provide compensation for your two
        most recently completed fiscal years. See Item 402(n) of Regulation S-K.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 42

27.   We note your disclosure that you issued $1,050 worth of shares to 10 consultants. Please revise to discuss the services provided by each consultant that received shares. We also note that you did not discuss any reliance on Regulation D, which appears to indicate that you did not classify the recipients as "accredited investors." As such, please revise to "name the persons" that received the shares. Please refer to Item 701(b) of Regulation S-K.

28.   We note that you sold $9,500 worth of shares to "non-affiliated shareholders." Please revise to clarify if that means such persons were already shareholders at the time they received your shares. Please clarify if the purchasers were accredited investors, as that term is defined by Rule 501(a) of Regulation D. If not, please name the persons that purchased your shares in this offering.

Undertakings, page 43

29.   We note the second paragraph under this heading. This appears to conform with Rule 415(a)(1)(ix) of Regulation C. Considering this appears to be a resale registration statement, please explain your reliance on the noted rule.

Signatures, page 45

30.   Please provide the correct form of the signature block for Form S-1 rather than SB-2. Refer to the Instructions for Form S-1.

31.   Within this section, please identify your principal executive officer, principal financial officer and principal accounting officer or controller.

Exhibits

Exhibit 5

32.   We note the statement that "such shares are to be issued under the Registration Statement…." As the shares appear to already be issued and outstanding, the noted statement seems inconsistent. Please have counsel revise to reconcile the opinion.

33.   We note that counsel has assumed the truth, accuracy and completeness of the information and representations in certain documents and certificates. To the extent that the documents and certificates contain legal conclusions, it is not appropriate for counsel to assume such conclusions. As such, please have counsel revise the opinion to clarify that the assumptions are limited to factual matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron (202) 551-3439 or Kevin Woody at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Randall V. Brumbaugh, Esq.
        Via facsimile: (626) 335-7750